                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       For the Month Ended                         Commission file number
       December 31, 2000                           0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (formerly Sand Technology Systems International Inc.)

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                                   Form 40-F ______


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes  _____                                       No   X


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A .


                          Total number of pages is 10.

         Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[GRAPHIC OMITTED]                          Press contacts:

                                           de Jong & Associates
PRESS RELEASE                              Tel: (760) 943-9065, sndt@dejong.org


               SAND TECHNOLOGY INC. REPORTS FIRST QUARTER RESULTS

                   Nucleus sales reach $2.8 Million in quarter


MONTREAL, CANADA, DECEMBER 14, 2000: SAND TECHNOLOGY INC. (NASDAQ: SNDT) today reported a net loss for its fiscal quarter ended October 31, 2000 of $(857,451) or $(0.09) per share on sales of $2,848,954 as compared to earnings of $1,701,761 or $0.20 per share on sales of $573,889 for the first quarter ended October 31, 1999. Losses from operations were $(615,152) for the first quarter of fiscal 2001 as compared to earnings of $1,299,058 for the first quarter of fiscal 2000. It is to be noted that the financial impact of the sale of the Company's stake in Hitachi Data Systems was reflected in the first quarter results of fiscal 2000.

Arthur Ritchie, President and Chief Executive Officer, explained that "the ongoing increase in the acceptance of Nucleus products in the market place and the much enhanced receptiveness to Sand's marketing strategies are most gratifying."

Mr. Ritchie noted "that Sand had more than quadrupled its sales revenues over the same quarter last year".

Mr. Ritchie concluded by emphasizing that Sand continues to ramp up its sales and support organization to further strengthen its foothold in the market place.

ABOUT SAND TECHNOLOGY
Sand Technology, with headquarters in Montreal, Canada and offices in the United Kingdom and the United States, provides performance, scalable software solutions for data mining, data marts, data warehouses and online analytical processing
(OLAP). Sand's Nucleus product suite brings patented technology to the business user, empowering more timely and accurate decision making. Nucleus is being used in the Retail, Finance, Healthcare, Transportation, Telecommunication, Manufacturing, Government and Insurance sectors to support strategic corporate initiatives, including e-Business; CRM (Customer Relationship Management); SAP(TM) reporting; SCM (Supply Chain Management); risk analysis and management; new business; product trend and profitability analysis; fraud detection; emerging markets; competitive analysis, and quality control. Sand Technology has commercial relationships with IBM, Oracle, Compaq Computer Corporation, Microsoft, Brio Technology and Information Builders. For more information, visit www.sandtechnology.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Forward looking statements made in this release are based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, market acceptance of the Sand Nucleus product suite including Nucleus Exploration, and other risks and uncertainties described in Sand's reports to Securities and Exchange Commission are important factors which could cause actual results to differ materially from those projected.




SAND TECHNOLOGY INC.

Consolidated Statement of Operations
(Unaudited)


                                                      IN CANADIAN DOLLARS
                                       -----------------------------------------
                                         3 Months Ended         3 Months Ended
                                        October 31, 2000       October 31, 1999

Net Sales                                  $2,848,954               $573,889

(Loss) earnings from operations            ($ 615,152)           ($2,493,238)

Income from Affiliate                               -               $283,510

Net (loss) earnings                         ($857,451)            $1,701,761

(Loss) earnings per share                      ($0.09)                 $0.20

Weighted average number of shares           9,719,162              8,522,873
outstanding

                              SAND TECHNOLOGY INC.


PART 1.           FINANCIAL INFORMATION

                    CONSOLIDATED BALANCE SHEET AS AT OCTOBER 31, 2000
                      with Comparative Figures as at July 31, 2000
                    -------------------------------------------------
                          (Stated in Canadian Dollars)

                                                               October 31                     July 31
                                                                     2000                        2000
                     ASSETS                                     UNAUDITED                     AUDITED
Current
       Cash                                                $    1,951,954                $    664,918
       Short term investments (NOTE 4)                            494,010                   1,722,194
       Accounts receivable
              Trade                                             5,000,203                   4,351,788
       Loan bearing interest                                      100,000                     100,000
       Inventory                                                   43,665                      43,100
         Prepaid expenses and other                               155,264                     114,543
         TOTAL CURRENT ASSETS                                   7,745,096                   6,996,543

Long Term Assets
         Prepaid Royalties                                      1,407,651                   1,608,744
         Fixed assets and improvements                            157,188                     140,104
         Other assets                                             289,218                     325,370
         TOTAL LONG TERM ASSETS                                 1,854,057                   2,074,218

TOTAL ASSETS                                                $   9,599,153                 $ 9,070,761
                                                            -------------                 -----------
                                                            -------------                 -----------

                           LIABILITIES
Current
       Accounts payable & accrued liabilities               $   1,921,801                 $ 1,622,739
       Deferred Revenue                                           494,219                     382,036
       Current portion of balance of purchase price               517,300                     517,300
       TOTAL CURRENT LIABILITIES                                2,933,320                   2,522,075


SHAREHOLDER'S EQUITY
       Common stock - Authorized                               13,430,346                  12,455,748
       Retained earnings at end of period                      (6,764,513)                 (5,907,062)
                                                            -------------                 -----------
       TOTAL SHAREHOLDER'S EQUITY                               6,665,833                   6,548,686
                                                            -------------                 -----------
TOTAL LIABILITY & SHAREHOLDERS EQUITY                       $   9,599,153                 $ 9,070,761
                                                            -------------                 -----------
                                                            -------------                 -----------
Exchange Rate as at Balance Sheet Date                      $        0.65                 $      0.68
See Accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                     FOR THE PERIODS ENDED OCTOBER 31, 2000
                              AND OCTOBER 31, 1999
                ------------------------------------------------
                          (Stated in Canadian Dollars)


                                                      3 mths ended     3 mths ended
                                                      Oct. 31, 2000    Oct. 31, 1999
                                                         UNAUDITED        UNAUDITED
Net Sales                                           $    2,848,954     $    573,889
Research & development
       costs                                              (994,033)      (1,234,238)
Selling general &
       admin. expenses                                  (1,930,104)      (1,465,005)
Cost of sales                                             (541,264)        (369,473)
Net Interest/Investment expense                              1,295            1,589
                                                        ----------       ----------
       Income from operations                             (615,152)      (2,493,238)
                                                        ----------       ----------
Foreign exchange (loss) Earnings                          (242,299)         119,193
Profits on sale of affiliated
       company                                                   -        3,792,296
Equity earnings of affiliated company                            -          283,510
Net income before
       income taxes                                       (857,451)       1,701,761


Income taxes  (Note 3)                                           -                -

Net Earnings                                              (857,451)       1,701,761

Retained earnings
(Deficit) at
beginning of period                                     (5,907,062)      (3,040,155)
                                                        ----------       ----------
Retained earnings
 (Deficit) at end of
period                                                  (6,764,513)      (1,338,394)
                                                        ----------       ----------
                                                        ----------       ----------
Earnings (Loss) per Share                               $    (0.09)      $     0.20
                                                        ----------       ----------
                                                        ----------       ----------
Weighted average no.
       of shares outstanding                             9,719,162        8,522,873
                                                        ----------       ----------
                                                        ----------       ----------

          ($1 = US $0.67 - average for the 3 months ended Oct 31, 2000) ($1 = US $0.68 - average for the 3 months ended Oct 31, 1999)
           See accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED OCTOBER 31, 2000
                              AND OCTOBER 31, 1999
           -----------------------------------------------------------
                          (Stated in Canadian Dollars)


                                                            3 mths ended                3 mths ended
                                                            Oct. 31, 2000               Oct. 31, 1999
                                                              UNAUDITED                   UNAUDITED

Cash provided from (used for):

Operating activities
         Net income for the period                            $  (857,451)                 $1,701,761
         Non-cash items
              Decrease in pre-paid Royalties                      201,093                     189,167
              Depreciation  of equipment                           28,894                      23,522
              Depreciation of other assets                         36,152
              Equity earnings in affiliate company                      -                    (283,510)
              Profit on sale of affiliate company                                          (3,792,296)
         Net change in non cash
         Working capital balances                                (337,930)                   (785,250)
                                                               ----------                 -----------
                                                                 (929,242)                  4,348,870
Financing activities
         Issue of common shares                                   921,889                           -
                                                               ----------                  ----------
                                                                  921,889
Investing activities
         Net (increase) decrease in short-term investment       1,228,184                           -
         Proceeds on sale of affiliated company                         -                   7,295,476
         Purchase of equipment & improvements                     (45,978)                          -
         Decrease (increase) in other assets                            -                      36,152
                                                               ----------                 -----------

                                                                1,182,206                      36,152

Net cash inflow (outflow)                                       1,174,853                   4,385,022
Cash & cash equivalent
       beginning of Period                                        664,918                   1,009,518
                                                               ----------                 -----------
Cash & cash equivalent
       end of Period                                            1,839,771                   5,394,540
                                                               ----------                 -----------
                                                               ----------                 -----------


          ($1 = US $0.67 - average for the 3 months ended Oct 31, 2000) ($1 = US $0.68 - average for the 3 months ended Oct 31, 1999)
           See accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED OCTOBER 31, 2000
                              AND OCTOBER 31, 1999
                                   (Continued)
               ------------------------------------------------------
                          (Stated in Canadian Dollars)


                                                            3 mths ended                3 mths ended
                                                            Oct. 31, 2000               Oct. 31, 1999
                                                              UNAUDITED                   UNAUDITED

NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

       Decrease (Increase) in current assets
       Accounts Receivable                                       (648,415)                   (551,065)
       Inventories                                                   (565)                        657
       Prepaid expenses                                           (40,721)                   (176,671)
Increase (Decrease) in current liabilities
       Accounts payable & accrued liabilities                     299,062                     (59,031)
       Deferred Revenue                                           112,183                         860
                                                               ----------                 -----------
Net change in non-cash working
       Capital items                                             (278,456)                   (785,250)
                                                               ----------                 -----------

                              SAND TECHNOLOGY INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           October 31, 2000 UNAUDITED

          ($1 = US $0.67 - average for the 3 months ended Oct 31, 2000) ($1 = US $0.68 - average for the 3 months ended Oct 31, 1999)

The following notes should be read in conjunction with the notes accompanying the audited financial statements for the year ended July 31, 2000.

Note 1
------
         Management is of the opinion that all necessary adjustments have been made in order to present fairly the results for the three month period ended October 31, 2000 and the three month period ended October 31, 1999.

Note 2
------
         Results of operations for the three month period ended October 31, 2000 may not be indicative of results for the year ending July 31, 2001.

Note 3
------
         The provision for income tax has been offset by the benefit of prior years' tax losses.

Note 4
------
         Short term investments are valued at the lower of cost or current fair market value (if the difference is significant).

Note 5            Class A common stock
------            --------------------
Authorized
         An unlimited number of Class A
         Common shares without par value

Issued and outstanding:

         At July 31, 2000                   9,627,145         $12,455,748
         At October 31, 2000                9,883,813         $13,430,346

                              SAND TECHNOLOGY INC.


                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              SAND TECHNOLOGY INC.




                                              /S/ ARTHUR G. RICHIE
                                              --------------------------------
December 15, 2000                             Arthur G. Ritchie
                                              Chairman of the Board, President
                                              and Chief Executive Officer

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